Filed by CU Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Premier Commercial Bancorp

Premier Commercial Bank, N.A.

Commission File No. 333-133061

March 5, 2012

The following Current Report on Form 8-K was filed by California United Bank with the Federal Deposit Insurance Corporation on March 2, 2012. The Form 8-K contains a copy of a slide presentation that California United Bank’s President and Chief Executive Officer, David Rainer, will present at the Sandler O’Neill & Partners, L.P. West Coast Financial Services Conference in San Francisco, California on Tuesday, March 6, 2012.

Mr. Rainer’s presentation will be available via webcast and audio conference. The webcast can be accessed at Sandler O’Neill’s website at http://www.sandleroneill.com. The audio conference can be accessed by dialing 1-832-445-1181 and providing a Passcode of “8309199648#” to the operator.

Additional Information for Shareholders

In connection with the proposed merger with Premier Commercial Bancorp, CU Bancorp will file with the Securities and Exchange Commission (the “SEC”) and the California Department of Corporations, a registration statement that will include (i) a joint proxy statement of California United Bank, CU Bancorp and Premier Commercial Bancorp, which also constitutes a prospectus of CU Bancorp, and (ii) a proxy statement/prospectus of CU Bancorp and California United Bank in connection with the bank holding company reorganization. CU Bancorp, California United Bank and Premier Commercial Bancorp will each deliver the proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transactions when it becomes available, as well as any amendments or supplements to those documents, because it will contain important information. A free copy of the proxy statement/prospectus (when available) and other related documents filed by California United Bank may be obtained by writing to California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436, Attention: Corporate Secretary, or from the SEC in Washington D.C. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing California United Bank’s website at www.cunb.com under the tab “Investor Relations” and then under the heading “Filings” and at the SEC’s website at www.sec.gov.

Participants in the Merger Transactions

CU Bancorp, California United Bank, Premier Commercial Bancorp and their directors, and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed merger. Information about the directors and executive officers of CU Bancorp, California United Bank and Premier Commercial Bancorp will be set forth in the proxy statement /prospectus relating to the merger when it becomes available. Information about California United Bank’s directors and executive officers is available in its Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2010, which were filed with the FDIC on March 14, 2011 and April 29, 2011, respectively and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the FDIC on September 9, 2011. These documents will be available without charge at www.cunb.com as described in the previous paragraph or by writing to California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436, Attention: Corporate Secretary. Information about the directors and executive officer of Premier Commercial Bancorp is available in its notice of annual meeting and proxy circular for its most recent annual meeting, which was mailed to shareholders on or about April 8, 2011.

This communication does not constitute an offer of any securities for sale.

FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20429

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 2, 2012

CALIFORNIA UNITED BANK

(Exact name of registrant as specified in its charter)

California	57904	20-1461510
(State or other jurisdiction of incorporation)	FDIC Certificate Number	(IRS Employer Identification No.)

15821 Ventura Boulevard, Suite 100

Encino, CA 91436

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (818) 257-7700

(Former name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

California United Bank’s (the “Company”) President and Chief Executive Officer, David Rainer will present the slides furnished as Exhibit 99.1 hereto at the Sandler O’Neill and Partners, L.P. West Coast Financial Services Conference in San Francisco California on Tuesday, March 6, 2012. A copy of that slide presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Current Report on Form 8-K (including Exhibit 99.1) is being furnished pursuant to Item 8.01 and Item 9.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Current Report on Form 8-K shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference in such filing.

As discussed therein, the slide presentation furnished as Exhibit 99.1 to this Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and, as such, may involve known and unknown risks, uncertainties and assumptions. These forward-looking statements relate to the Company’s current expectations and are subject to the limitations and qualifications set forth in the presentation as well as in the Company’s other documents filed with the Federal Deposit Insurance Corporation, including, without limitation, that actual events and/or results may differ materially from those projected in such forward-looking statements.

Item 9.01	Financial Statements and Exhibits

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)	Exhibits

Exhibit 99.1

Slide presentation to be presented by the Company’s President and Chief Executive Officer, David Rainer at the Sandler O’Neill and Partners, L.P. West Coast Financial Services Conference in San Francisco California on Tuesday, March 6, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALIFORNIA UNITED BANK

Dated: March 2, 2012	By:	/s/ Anita Y. Wolman
Anita Y. Wolman
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Slide presentation to be presented by the Company’s President and Chief Executive Officer, David Rainer at the Sandler O’Neill and Partners, L.P. West Coast Financial Services Conference in San Francisco California on Tuesday, March 6, 2012.

EXHIBIT 99.1

United in Our Dedication to Relationships Building a Franchise May 2005 to Present

United in Our Dedication to Relationships Important Disclosures 2

This presentation contains certain forward-looking information about California United Bank that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Bank. There are a number of important factors that could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include but are not limited to lower than expected revenues; credit quality deterioration which could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; a change in the interest rate environment which reduces interest margins; asset/liability re-pricing risks and liquidity risks; general economic conditions, either nationally or in the market areas in which the Bank does or anticipates doing business are less favorable than expected; environmental conditions, including natural disasters, may disrupt our business, impede our operations, negatively impact the values of collateral security for the Bank’s loans or impair the ability of our borrowers to support their debt obligations; the economic and regulatory effects of the continuing war on terrorism and other events of war; legislative or regulatory requirements or changes adversely affecting the Bank’s business; and changes in the securities markets. If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be correct, California United Bank’s results could differ materially from those expressed in, implied or projected by such forward-looking statements. California United Bank assumes no obligation to update such forward-looking statements. For a more complete discussion of risks and uncertainties, read the Bank’s annual report on Form 10-K, quarterly reports on Form 10-Q and other reports filed by the Bank with the FDIC. The documents filed with the FDIC may be obtained at California United Bank’s website at www.californiaunitedbank.com. These documents may also be obtained free of charge from California United Bank by directing a request to California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, California 91436, Attention: Investors Relations. Telephone 818 257-7700.

Strategic locations in areas with high density of small and middle sized businesses Strong local leadership with heavy community involvement and local advisory boards Diversification of business types and industries Focus on building granular, stable, low cost deposits Raised $57MM in capital within first 2 years of inception with the intention to quickly expand

Strategy 4 • De novo regional offices with strong leadership • Hire “in market” talent • Offer sophisticated products/solutions • Expertise in C&I lending • Relationship based business • California Oaks State Bank (closed 12/31/10) • Premier Commercial Bank (projected Q2/Q3 2011) Organic in Our Dedication to Relationships Deposit Growth 5 $60 $116 $191 $246 $346 $658 $691 $0 $100 $200 $300 $400 $500 $600 $700 $800 2005 2006 2007 2008 2009 2010 2011 (000) CUB COSB Year End

United in Our Dedication to Relationships Loan Growth 1 $35 $96 $162 $232 $263 $421 $489 $0 $100 $200 $300 $400 $500 $600 2005 2006 2007 2008 2009 2010 2011 (000) CUB COSB Year End

United in Our Dedication to Relationships CUNB Branch CUNB LPO COSB PCB CUB Footprint 7

United in Our Dedication to Relationships Acquisition Strategy 8 ?Disciplined; very selective; good credit quality ?Goal is to be immediately accretive to EPS ?Short time frame to earn back TBV dilution ?Strong organic growth allows CUB to negotiate from a position of strength “don’t have to do deals” ?CUB team is experienced in integrating acquisitions successfully ?Good execution and strong results will lead to next opportunity

United in Our Dedication to Relationships M&A Activity 9 • 50% stock and 50% cash • Non-interest bearing deposits 31%. • NPL/TL: 2.5% (Q3 2010) • 4.4% Net Interest Margin • Significant cost savings • Conejo Valley stronghold California Oaks State Bank Merger Date: December 31, 2010 Total Assets: $137 MM • One for one stock exchange • Goodwill payback period under 2 years • NPA/TA: 0.8% (Q3 2011) • Significant revenue synergies • Cost savings • Greater Orange County presence • SBA lending expertise Premier Commercial Bank Announcement Date years 10 $800 MM in assets Average $368,707 in organic deposit growth for every business day since inception 55% non-interest bearing deposits to total deposits Q4 2011 Cost of Funds of 14bps 8 offices in strategic locations ?Diversified loan portfolio between CRE and C&I

Growth to High Performance 11 Growth • Investment in strategic locations • Have taken advantage of market conditions to invest in talent • Belief that there are advantages at $1 billion+ i.e. “scarcity value” • Infrastructure in place to support future growth Earnings • Balance sheet poised for rising rate environment

Southern California’s Preeminent Business Bank

Today 13 • For more information, please contact: – Karen Schoenbaum, CFO (818) 257-7700 kschoenbaum@cunb.com